March 15, 2019

TSX: SAM

Starcore Reports Q3 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX :SAM) (the “Company” or ”Starcore”) has filed the results for the third quarter ended January 31, 2019 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for the three-month period ended January 31, 2019 (unaudited):

•	Cash and short-term investments on hand is $2.7 million at January 31, 2019;
•	Gold and silver sales of $6.6 million;
•	Loss of $1.4 million, or $(0.03) per share;
•	EBITDA(1) of $335 for the nine months ended January 31, 2019;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and nine months ended January 31, 2019 and 2018:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended January 31,		Nine Months ended January 31,
	2019	2018	2019	2018
Revenues	$ 6,564	$ 5,352	$ 25,898	$ 19,854
Cost of Sales	(6,695)	(7,925)	(25,737)	(24,160)
Earnings (Loss) from mining operations	(131)	(2,573)	161	(4,306)
Office, shareholder and regulatory expenses	(295)	(338)	(1,262)	(1,323)
Financing and foreign exchange	(401)	(479)	(186)	50
Management, professional and consulting fees	(522)	(679)	(1606)	(2,164)
Allowance for receivables	-	-	(441)	-
Impairment of plant and equipment	-	-	(5,943)	-
Disposal of E&E assets	-	-	(82)	-
Income tax (expense) recovery	(68)	(556)	(565)	849
Net Loss	$ (1,417)	$ (4,625)	$ (9,924)	$ (6,894)
(i) Loss per share – basic	(0.03)	(0.09)	$ (0.20)	$ (0.14)
(ii) Loss per share – diluted	(0.03)	(0.09)	$ (0.20)	$ (0.14)

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Reconciliation of Net income to EBITDA(1)
For the nine months ended January 31,	2019	2018
Net loss	$ (9,924)	$ (6,894)
Allowance for receivables	441	-
Disposal of E&E assets	82	-
Impairment of plant and equipment	5,943	-
Income tax expense (recovery)	565	(849)
Interest	237	56
Depreciation and depletion	2,991	3,451
EBITDA	$ 335	$ (4,236)
EBITDA MARGIN(2)	1.3%	(21.3)%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended January 31, 2019:

•	Equivalent gold production of 3,982 ounces;
•	Mine operating cash cost of US$1,093/EqOz;
•	All-in sustaining costs of US$1,297/EqOz for the nine months ended January 31, 2019;

The following table is a summary of mine production statistics for the San Martin mine for the three and nine months ended January 31, 2019 and for the previous year ended April 30, 2018:

		Actual Results for
	Unit of measure	3 months ended January 31, 2019	9 months ended January 31, 2019	12 months ended April 30, 2018
Mine Production of Gold in Doré	thousand ounces	3.4	10.0	11.9
Mine Production of Silver in Doré	thousand ounces	46.2	186.9	102.1
Gold equivalent ounces	thousand ounces	4.0	12.3	13.2

Silver to Gold equivalency ratio		84.5	81.4	78.2
Mine Gold grade	grams/tonne	1.80	1.57	1.62
Mine Silver grade	grams/tonne	33.2	42.1	21.3
Mine Gold recovery	percent	84.2%	86.3%	84.5%
Mine Silver recovery	percent	60.0%	59.3%	55.2%
Milled	thousands of tonnes	71.1	229.9	269.6
Mine operating cash cost per tonne milled	US dollars	61	56	61
Mine operating cash cost per equivalent ounce	US dollars	1,093	1,054	1,237

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA ROBERT EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (604) 602-4935 x 205

Toll Free: 1-866-602-4935

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